      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2001

                                                 REGISTRATION NO. 333-61718

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                            POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   -----------

                               UROMED CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MASSACHUSETTS                                     04-3104185
   (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                             1400 PROVIDENCE HIGHWAY
                          NORWOOD, MASSACHUSETTS 02194

                                 (781) 762-2080

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   -----------

                                DANIEL MUSCATELLO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               UroMed Corporation
                             1400 Providence Highway

                          Norwood, Massachusetts 02062
                                 (781) 762-2080

    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                   -----------

                                 WITH COPIES TO:
                           JOHN R. UTZSCHNEIDER, ESQ.

                                Bingham Dana LLP
                               150 Federal Street

                                Boston, MA 02110
                                 (617) 951-8000

                                   -----------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   -----------

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                   PROPOSED           PROPOSED
                                                 AMOUNT            MAXIMUM            MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF                           TO BE         OFFERING PRICE        AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED                   REGISTERED(1)     PER SHARE(1)       OFFERING PRICE          FEE
----------------------------------------------------------------------------------------------------------------------

Common stock, no par value                    2,114,034           $1.985           $4,196,357             $1,050

=====================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. Calculated in accordance with Rule 457(c), based on the offering of up to 2,114,034 shares at a purchase price of $1.985 per share, which is the average of high and low prices reported in the consolidated reporting system of the Over the Counter Bulletin Board on May 23, 2001. It is not known how many shares will be purchased under this Registration Statement or at what price such shares will be purchased. This registration fee was paid on May 25, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

     The Registrant is filing this Post-Effective Amendment No. 1 to its Registration Statement to reflect the financial and other information contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. In lieu of the section called "Recent Developments", the Company has added three new sections called "Recent Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Financial Information."

               SUBJECT TO COMPLETION, DATED AUGUST 29, 2001

     The information in this prospectus is not complete and may be changed. The selling shareholders are not allowed to sell these securities nor accept offers to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Preliminary Prospectus

                                2,114,034 SHARES

                               UROMED CORPORATION

                           COMMON STOCK, NO PAR VALUE

     This prospectus relates to the sale of up to 2,114,034 shares of our common stock, no par value per share, of UroMed Corporation by certain selling stockholders of ours identified in this prospectus, for their respective accounts.

     Our common stock is listed on the Over the Counter Bulletin Board under the symbol "URMD." On August 27, 2001 the closing sale price of our common stock, as reported on the OTC Bulletin Board(R), was $1.50 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Over the Counter Bulletin Board, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution."

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER, SEE "RISK FACTORS," BEGINNING ON PAGE 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Our principal executive offices are located at 1400 Providence Highway, Norwood, Massachusetts 02062. Our telephone number is (781) 762-2080 and our web site is located at www.uromed.com. Information contained in our web site is not a part of this prospectus.

                  The date of this Prospectus is August 29, 2001.

                             -----------------------

                                TABLE OF CONTENTS

                                                                          PAGE

Risk Factors                                                                 3

Forward-Looking Statements                                                   7

UroMed Corporation                                                           8

Recent Financial Information                                                 9

Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                  19

Unaudited Pro Forma Combined Financial Information                          23

Use of Proceeds                                                             27

Selling Stockholders                                                        27

Plan of Distribution                                                        28

Legal Matters                                                               29

Experts                                                                     29

Information Accompanying the Prospectus                                     29

Where You Can Get More Information                                          29

Certain Information We Are Incorporating By Reference                       29

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. NO ONE ELSE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, including our operating results and financial condition. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the other information, our financial statements and the related notes incorporated by reference into this prospectus before you decide whether to purchase shares of our common stock.

WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO PAY THE INTEREST AND PRINCIPAL ON OUR 6% CONVERTIBLE SUBORDINATED NOTES.

     As of June 30, 2001, we owed a principal balance on our 6% Convertible Subordinated Notes in the amount of $14,393,000. The notes are due as of October 15, 2003. We expect our operating losses to continue over the foreseeable future and we can not be assured that we will have sufficient cash available or will be able to raise sufficient cash to pay the principal balance on the notes at October 15, 2003.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE THE SSGI OPERATIONS AND PERSONNEL WITH OUR OPERATIONS AND PERSONNEL.

     On March 26, 2001, we acquired SSGI, a California corporation. We acquired SSGI with the expectation that the transaction will result in certain benefits including, among other things, benefits relating to expanded and complementary product offerings, enhanced revenues, increased market opportunity, new technology and the addition of technically-trained personnel. Achieving the benefits of the acquisition will depend in part on the integration of our technology, operations and personnel in a timely and efficient manner so as to minimize the risk that the transaction will result in the loss of market opportunity or key employees or the diversion of the attention of management. In addition, we can not provide assurance that, following the transaction, our businesses will achieve revenues, specific net income or loss levels, efficiencies or synergies that justify the acquisition.

WE HAVE A LIMITED OPERATING HISTORY, A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

     We have experienced significant operating losses since our inception and as of June 30, 2001, we had an accumulated deficit of $107.5 million. We will require substantial product development expenditures for the foreseeable future in order to develop and commercialize our products and other new products, if any. We have never successfully commercialized any of our products and our future profitability is dependent upon our ability to successfully commercialize our existing products and the products acquired through our acquisition of SSGI. We expect that our operating losses will continue over the foreseeable future and there can be no assurance that we will be profitable in the future or that our existing capital resources and any funds provided by future operations will be sufficient to fund our needs, or that other sources of funding will be available.

OUR COMMON STOCK MAY NOT BE LIQUID IN THE FUTURE.

     Our common stock was delisted from the Nasdaq SmallCap Market System during December of 2000 and began being listed on the Over the Counter Bulletin Board. There can be no assurance that present and future stockholders will have the ability to liquidate their common shares in the same manner as if our common stock was listed on the Nasdaq SmallCap Market System.

THERE IS UNCERTAINTY AS TO WHETHER THE MARKETPLACE WILL ACCEPT OUR PRODUCTS.

     Our existing products will be competing against existing treatments and competing products in the radiation therapy treatment planning systems and surgical products markets. There can be no assurance that the market will accept these products.

WE ARE DEPENDENT ON A SINGLE MANUFACTURER FOR THE PRODUCTION OF A PRODUCT WHICH IS A SIGNIFICANT REVENUE GENERATOR TO US.

     We expect to derive a substantial portion of our revenues for the next several years from sales of Symmetra Iodine I-125 radioactive seeds, which we refer to as "Symmetra", used for brachytherapy. We presently have a production agreement in place with the manufacturer of the product, Bebig
Isotopentechnik und Umweltdiagnostik GmbH, which we refer to as "Bebig", pursuant to which Bebig has agreed to produce Symmetra until September 2006. Any interruption in the Symmetra manufacturing process would have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON ISOTOPE PRODUCTS LABORATORIES INC., IPL, A SUBSIDIARY OF BEBIG FOR DISTRIBUTION OF SYMMETRA.

     We rely on IPL, a subsidiary of Bebig, to distribute Symmetra in accordance with order specifications. Any failure of IPL to distribute the Symmetra correctly could have a material adverse effect on our business, financial conditions and result of operations.

WE RELY ON SINGLE SOURCES AND ARE DEPENDENT ON OTHERS FOR OUR PRODUCTS AND RAW MATERIALS.

     Symmetra is supplied solely by Bebig and certain of the raw materials for the manufacture and assembly of the CaverMap Surgical Aid are available only from single sources and are manufactured by third parties. Interruptions in supplies of raw materials may occur as a result of business risks particular to such suppliers or our failure and the failure of any such supplier to agree on satisfactory terms. Such sources may also decide for reasons beyond our control, such as concerns about potential medical product liability risk in general, to cease supplying such materials or components for use in medical devices generally. Significant interruption in the supply of raw materials currently used by us for our products could have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE A LACK OF DISTRIBUTION EXPERIENCE.

     We have a limited experience in distributing units of our products to our ultimate consumers. We ship all radiation therapy treatment planning products from our offices in Chico, California. We ship all CaverMap related products directly from our offices in Norwood, Massachusetts. Symmetra is shipped directly to our customers from IPL's facility in Burbank, California or Bebig's facility in Berlin, Germany.

THE MARKETS FOR PROSTATE CANCER TREATMENT, PARTICULARLY BRACHYTHERAPY, ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE MARKETPLACE.

     Our ability to compete in these areas will depend upon the consistency of product quality, delivery, price and the technical capability and the training of health care professionals and consumers. Other factors within and outside our control will also affect our ability to compete, including our product development and innovation capabilities, our ability to obtain required regulatory clearances, our ability to protect the proprietary technology included in our products, our manufacturing, marketing and distribution capabilities and our ability to attract and retain skilled employees. Certain of our competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than we do.

WE ARE SUBJECT TO RISKS RELATING TO THE FDA'S OVERSIGHT AND OTHER GOVERNMENT REGULATION.

We and our key suppliers and manufacturers are subject to regulation by the FDA and, in many instances, by comparable agencies in the foreign countries in which these products are distributed and sold. The process of obtaining regulatory approvals for the marketing and sale of any additional products, or the modification of existing products by us could be costly and time-consuming and there can be no assurance that such approvals will be granted on a timely basis, if at all. The regulatory process may delay the marketing of new products for lengthy periods, impose substantial additional costs and furnish an advantage to competitors who have greater financial resources. Moreover, regulatory approvals for new or modified products, if granted, may include significant limitations on the indicated uses for which a product is marketed. In addition, the extent of potentially adverse governmental regulations that might arise from future legislative, administrative or judicial action can not be determined. Any material product recall or loss of certification of our manufacturing facility would have a material adverse effect on our business, financial condition and results of operations. We are also subject to regulation under federal, state and local regulations regarding maintenance of a licensed pharmacy, work place safety, environmental protection and hazardous and controlled substance controls, among others. We can not predict the extent of government regulations or impact of new government regulations which might have an adverse effect on the production and marketing of our products.

WE MAY NEED ADDITIONAL CAPITAL TO OPERATE OUR BUSINESS THAT MAY NOT BE AVAILABLE TO US.

     We plan to continue to expend substantial funds on marketing, research and product development, seeking out partnerships that fit into our strategic platforms and pursuit of regulatory approvals. In addition, our 6% convertible subordinated notes are due in October 2003. There can be no assurance that our existing capital resources and any funds generated from future operations will be sufficient to finance any required investment or pay the interest and principal of the notes or that other sources of funding will be available. In addition, future sales of substantial amounts of our securities in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our securities.

OUR ABILITY TO COMPETE AND OUR BUSINESS COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR BECOME SUBJECT TO INTELLECTUAL PROPERTY RIGHTS LITIGATION, WHICH COULD REQUIRE US TO INCUR SIGNIFICANT COSTS.

     Our ability to compete effectively will depend, in part, on our ability to develop and maintain proprietary aspects of our technology. There can be no assurance as to the validity of the United States patents held by us with respect to all of our products, or as to the degree of protection offered by these patents. There can be no assurance that our patents will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell our products either inside or outside the United States. The defense and prosecution of patent litigation or other legal or administrative proceedings related to patents is both costly and time-consuming, even if the outcome is favorable to us. During the pendency of any such proceedings, we may be restrained, enjoined or otherwise limited in our ability to make, use or sell a product incorporating the patents or technology that are the subject of such claim, which would have a material adverse effect on our business, financial condition and results of operations. An adverse outcome in any such proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease making, using or selling any products. There can be no assurance that any licenses required under any patents or proprietary rights would be made available on terms acceptable to us, if at all.

WE ALSO RELY ON UNPATENTED PROPRIETARY TECHNOLOGY AND THERE CAN BE NO ASSURANCE THAT OTHERS MAY NOT INDEPENDENTLY DEVELOP THE SAME OR SIMILAR TECHNOLOGY OR OTHERWISE OBTAIN ACCESS TO OUR UNPATENTED PROPRIETARY TECHNOLOGY.

     In addition, we can not be certain that others will not independently develop substantially equivalent or superseding proprietary technology, or that an equivalent product will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. There can be no assurance that any confidentiality agreements between us and our employees or consultants will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information. Finally, there can be no assurance that our trademarks chosen to be registered will provide meaningful protection.

WE ARE SUBJECT TO THE RISK OF PRODUCT LIABILITY CLAIMS AND WE CAN NOT BE ASSURED THAT OUR EXISTING INSURANCE COVERAGE LIMITS ARE ADEQUATE.

     The manufacture and sale of medical products and the conduct of clinical trials using new technology entail the risk of product liability claims. There can be no assurance that our existing insurance coverage limits are adequate to protect us from any liabilities which we might incur in connection with the clinical trials for any of our products or the commercialization of any of our products. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of product liability claims brought against us in excess of our insurance coverage would have a material adverse effect on our business, financial condition and results of operations. In addition, any claims, even if not ultimately successful, could adversely affect the market acceptance of our products.

OUR COMMON STOCK AND NOTES ARE SUBJECT TO VOLATILITY IN THEIR MARKET PRICE.

     Factors such as quarter-to-quarter variations in our operations or financial performance and announcements of technological innovations or new products, results of clinical trials, changes in regulatory requirements for our products or our competitors' products, changes in the availability of reimbursement for the cost of our products from governmental and private third party payors, could cause the market price of our common stock or notes to fluctuate significantly. In addition, in recent years the stock markets in general, and the market prices for medical technology companies in particular, have experienced significant volatility, which often may have been unrelated to the operating performance of the affected companies. Such volatility may adversely affect the market price of the common stock or the notes.

THE PROVISIONS OF OUR CHARTER AND BY-LAWS MAY AFFECT THE MARKET PRICES OF OUR COMMON STOCK.

     Our Restated Articles of Organization and our By-Laws contain provisions that may have the effect of making it more difficult for a third party to acquire control of us or of discouraging acquisition bids for us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

THE LAWS AND REGULATIONS OF THE COMMONWEALTH OF MASSACHUSETTS MAY AFFECT THE MARKET PRICES OF OUR COMMON STOCK.

     Certain laws and regulations of the Commonwealth of Massachusetts contain provisions that may have the effect of making it more difficult for a third party to acquire control of us or of discouraging acquisition bids for us. These laws include Chapter 110F of the Massachusetts General Laws, which prohibits certain business combinations with interested stockholders and Chapter 110D, entitled "Regulation of Control Share Acquisitions." These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

THE ISSUANCE OF OUR PREFERRED STOCK IN THE FUTURE MAY AFFECT THE MARKET PRICES OF OUR COMMON STOCK.

     Shares of preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences as our board of directors may determine. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire control of us or of discouraging acquisition bids for us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

THE CONCENTRATION OF OUR COMMON STOCK THAT IS OWNED BY OUR DIRECTORS AND EXECUTIVE OFFICERS MAY REDUCE YOUR ABILITY TO ASSERT ANY SIGNIFICANT INFLUENCE OVER THE DIRECTION OF OUR AFFAIRS AND OUR BUSINESS.

     As of June 30, 2001, our directors and executive officers and their affiliates owned approximately 34.5% of the outstanding common stock (including options to purchase common stock exercisable within 60 days of such date). As a result, such persons have the ability to assert significant influence over us and the direction of our affairs and business.

ABSENCE OF DIVIDENDS.

     We have not paid cash dividends and do not anticipate doing so for the foreseeable future.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK OR THE NOTES.

     We currently have three effective registration statements on file with the Securities and Exchange Commission initially covering the resale of up to an aggregate of 1,920,636 shares of Common Stock held by certain current shareholders. Of these 1,920,636 shares, 1,236,902 shares are covered by a registration statement which was declared effective in October 1995 registering shares of common stock held by approximately 73 holders. These shares, representing shares of common stock issued upon the conversion of our previously outstanding convertible preferred stock, were registered at the request of the holders of such shares. All of these shares may be sold currently under Rule 144(k) under the Securities Act without regard to volume or other limitations. 467,005 shares, which were issued to the former shareholders of Advanced Surgical Intervention, Inc. in connection with the acquisition of the Impress Softpatch Technology in May 1996, are covered by a registration statement which was declared effective in June 1996. These shares are held by 273 holders, with the largest number of shares held by any single holder thereunder being approximately 50,000 shares. We believe that many of the shares covered by these registration statements have been sold in the open market prior to the date hereof. All of the shares covered by these registration statements are freely tradable in the open market without volume limitations unless held by one of our affiliates. As of June 30, 2001 we also had options outstanding to purchase an aggregate of 567,927 shares of Common Stock and had an additional 352,808 shares of common stock reserved for issuance of options which may be granted and exercised under our existing employee benefit plans. Any shares of common stock issued upon the exercise of such outstanding options or any options granted in the future will be, upon issuance, freely tradable on the open market, subject in some cases to the volume limitations imposed by Rule 144 under the Securities Act. As of June 30, 2001, we had reserved 216,729 shares of common stock for issuance upon conversion of our 6% Convertible Subordinated Notes outstanding.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the securities laws that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, our management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of us. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "likely", "will", "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause or contribute to such differences in outcomes and results, include, but are not limited to, those discussed above in "Risk Factors", in information incorporated by reference and elsewhere in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                               UROMED CORPORATION

     We are dedicated to establishing ourselves as a leader in providing intervention urological products, with primary emphasis on the treatment of prostate cancer.

     We seek to market a portfolio of products including our two main proprietary products for the treatment of prostate cancer, the CaverMap Surgical Aid and our Symmetra. Our product portfolio also includes brachytherapy introducer needles and we are continuing to dedicate resources to the development and/or acquisition of product lines that fit into our strategic platform.

     o The CaverMap Surgical Aid is available to aid physicians in preserving vital nerves during prostate cancer surgery. The CaverMap Surgical Aid is used in radical prostatectomies, or surgical removal of the prostate, to assist the physician in locating and avoiding nerves. If the physician avoids cutting nerves, certain adverse side effects such as impotence and incontinence may be avoided. We believe that, because of the highly proprietary nature of the CaverMap Surgical Aid, we are uniquely positioned to offer physicians the opportunity to optimize both surgical procedures and brachytherapy for prostate cancer treatment. In November 1997, the FDA cleared the CaverMap Surgical Aid in the United States for use in prostate cancer surgery. In February 2000, the FDA cleared the CaverMap Surgical Aid for U.S. marketing and distribution for use in colorectal surgery in men. The CaverMap Surgical Aid will be used to assist surgeons in performing colorectal cancer surgery in identifying and sparing sensitive nerves responsible for erectile function.

     o The second of our two main proprietary products is Symmetra used in a brachytherapy procedure to treat localized prostate cancer. Symmetra was cleared by the FDA for marketing in the United States in May 1999. Symmetra is a proprietary Iodine-125 permanent seed implant designed to be similar to the market leading prostate seed implant in dosimetry, outer dimensions and biocompatibility. Our manufacturing partner in the brachytherapy seed business is Bebig. Under our agreement with Bebig, we have been granted the exclusive license rights through September 2006 to market and distribute the Bebig implant in North America and South America and the non-exclusive license right to market and distribute the Bebig elsewhere in the world.

     In addition, through our acquisition of SSGI, we are now a leading international provider of medical software products and services for radiation therapy. The users of our software products and services for radiation therapy receive significantly expanded capabilities through low cost additional licenses and workstations through utilization of Windows NT as the software platform. Our customers include medical physicists and radiation oncologists (cancer specialists). Radiation treatments are delivered either by radioactive sources implanted into a patient called brachytherapy, the treatment of choice for early stage prostate cancer, or by beams usually generated by a linear accelerator. The software helps the practitioner determine how to cover all of the cancer with a lethal dose of radiation, while sparing as much healthy tissue as possible.

     The leading products in the radiation therapy field are our radiation treatment planning systems which are the Prowess BrachyPro, Prowess 3D External Beam (formerly known as Pro-Sim) and Virtual Simulation. These products are state of the art treatment planning solutions. The Prowess BrachyPro is designed specifically for prostate seed implant therapy, while the Prowess 3D External Beam and Virtual Simulation are specifically designed for external beam planning. The Prowess 3D External Beam and Prowess BrachyPro are accurate, efficient and fast with excellent visualization. These products are sold directly in the United Stated and through distributors and independent representatives internationally allowing our systems to be successfully placed in over 400 radiation therapy centers around the world.

     We were incorporated in Massachusetts in October 1990. Our principal executive offices are located at 1400 Providence Highway, Norwood, Massachusetts, 02062. Our telephone number is (781) 762-2080 and our web site is located at www.uromed.com. Information contained in our web site is not a part of this prospectus.

                         RECENT FINANCIAL INFORMATION

Financial Statements

                               UROMED CORPORATION
                             CONDENSED BALANCE SHEET
                                 (In thousands)
                                   (unaudited)

                                                      June 30,    December 31,
                                                        2001          2000
                                                     ----------    -----------
                                     Assets
Current assets:

      Cash and cash equivalents                       $  2,754      $  5,974
      Short-term investments                             3,021         4,259
      Accounts receivable, net                           1,174           654
      Inventories                                          749           684
      Prepaid expenses and other assets                    707           491
                                                     ----------    ----------
           Total current assets                          8,405        12,062

Fixed assets, net                                          270            54
Goodwill and other intangible assets, net                7,253            -
Other assets                                             1,438         1,552
                                                     ----------    ----------
           Total Assets                               $ 17,366      $ 13,668
                                                     ==========    ==========

                      Liabilities and Stockholders' Deficit

Current liabilities:

      Capital leases                                  $     32      $     -
      Notes payable to stockholder - current portion       250            -
      Accounts payable                                     798           267
      Accrued expenses                                   1,450           989
      Deferred revenue                                   1,160            -
                                                     ----------    ----------
           Total current liabilities                     3,690         1,256

Convertible subordinated notes                          14,393        14,393
Notes payable to stockholder - long-term portion           210            -
                                                     ----------    ----------
           Total liabilities                            18,293        15,649
                                                     ----------    ----------

Stockholders' (deficit):

      Common stock, no par value; 10,000 shares        112,823       107,565
        authorized; 7,560 and 5,440 shares issued,
        7,322 and 5,200 shares outstanding at June 30,
        2001 and December 31, 2000, respectively
      Other stockholders' deficit                     (113,750)     (109,546)
                                                     ----------    ----------
           Total stockholders' deficit                    (927)       (1,981)
                                                     ----------    ----------
           Total liabilities and
             stockholders' deficit                     $ 17,366      $ 13,668
                                                     ==========    ==========


    The accompanying notes are an integral part of the condensed financial statements.

                               UROMED CORPORATION

                        CONDENSED STATEMENT OF OPERATIONS
                      (In thousands, except per share data)
                                   (unaudited)


                                 Three Months Ended         Six Months Ended
                                       June 30,                  June 30,
                                -------------------         ------------------
                                  2001       2000            2001       2000
                                --------   --------        --------   --------
Revenues

  Product                       $ 1,225    $ 1,234         $ 2,201    $ 2,235
  Services                          294         -              307          -
                                --------   --------        --------   --------
  Total Revenues                $ 1,519    $ 1,234         $ 2,508    $ 2,235
                                --------   --------        --------   --------

Costs and expenses:

  Cost of product revenues        1,064      1,025           1,875      1,758
  Cost of services revenues          59         -               61         -
  Research and development          566        347             814        650
  Marketing and sales             1,020        648           1,669      1,279
  General and administrative        560        203           1,017        662
  Amortization of goodwill and
    other intangible assets         419         -              440         -
  Restructuring                      -          -               72         -
                                --------   --------        --------   --------

       Total costs and expenses   3,688      2,223           5,948      4,349
                                --------   --------         -------   --------
Loss from operations             (2,169)      (989)        ( 3,440)   ( 2,114)
Interest income                      67        222             197        452
Interest expense                 (  251)    (  241)         (  488)    (  520)
                                --------   --------        --------   --------
Loss before extraordinary gain
on early retirement of debt      (2,353)    (1,008)         (3,731)    (2,182)

Extraordinary gain on early
retirement of debt                   -          -               -       1,259
                                --------   --------        --------   --------

Net loss                        $(2,353)   $(1,008)        $(3,731)   $(  923)
                                ========   ========        ========   ========

Basic and diluted per share amounts:

  Loss before extraordinary
  gain on early retirement
  of debt                       $  (.32)   $  (.19)        $  (.59)   $  (.42)

  Extraordinary gain on
  early retirement of debt            -          -               -        .25
                                --------   --------        --------   --------
      Net loss                  $  (.32)   $  (.19)        $  (.59)   $  (.17)
                                ========   ========        ========   ========

Basic and diluted weighted
average common shares
outstanding                       7,321      5,177           6,326      5,164
                                ========   ========        ========   ========


    The accompanying notes are an integral part of the condensed financial statements.

                               UROMED CORPORATION
                        CONDENSED STATEMENT OF CASH FLOWS
                                 (In thousands)
                                   (unaudited)


                                                        Six Months Ended
                                                            June 30,
                                                   --------------------------
                                                      2001             2000
                                                   ---------        ---------
Net cash used in operating activities              $ (2,982)        $ (3,705)
                                                   ---------        ---------
Cash flows from investing activities:
      Sales (purchases) of short-term
        investments, net                              1,254            6,993
      Acquisition of SSGI, net of cash acquired
        of $3                                          (972)              -
      Purchase of fixed assets                         ( 59)             (31)
                                                   ---------        ---------
        Net cash provided by
          investing activities                          223            6,962
                                                   ---------        ---------

Cash flows from financing activities:

      Proceeds from issuance of common stock             13               94
      Repurchase of convertible subordinated notes        -           (1,679)
      Net repayment of line of credit                  (474)               -
                                                   ---------        ---------
        Net cash used in
          financing activities                         (461)          (1,585)
                                                   ---------        ---------

Net (decrease) increase in cash and cash
  equivalents                                        (3,220)           1,672

Cash and cash equivalents, beginning of period        5,974            3,485
                                                   ---------        ---------
Cash and cash equivalents, end of period           $  2,754         $  5,157
                                                   =========        =========
Supplemental disclosure of cash flow information:
     Interest paid                                 $    432         $    508


     The accompanying notes are an integral part of the condensed financial statements.

                               UROMED CORPORATION

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (unaudited)

1.         Nature of Business

     UroMed Corporation, a Massachusetts corporation (the "Company"), was incorporated in October 1990 and is dedicated to providing highly effective and efficient cancer treatment options that will improve both the longevity and quality of life for worldwide cancer patients. On July 19, 2001, the Company announced that it would be doing business as Alliant Medical Technologies and plans to seek shareholder approval of its name change in the future.

2.         Basis of Presentation

     The condensed balance sheet at June 30, 2001 and the condensed statement of operations and the condensed statement of cash flows for the three and six months ended June 30, 2001 and 2000 are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of these financial statements have been included. Such adjustments consisted only of recurring items. Interim results are not necessarily indicative of results for the full year.

     The financial statements should be read in conjunction with the Company's audited financial statements and related footnotes for the year ended December 31, 2000, which may be found in the Company's 2000 Annual Report on Form 10-K.

     On March 27, 2001, the Company completed the acquisition of SSGI Prowess Systems Inc. ("SSGI"). SSGI, founded in 1987 and headquartered in Chico, California, was a privately held company that developed cancer treatment planning software. SSGI focused on the field of treatment planning for brachytherapy, a rapidly growing treatment of modality for prostate cancer. These financial statements present, together, the financial position and results of operations of the Company and SSGI from the date of acquisition.

     Revenue from the acquired SSGI business is primarily from two sources: (i) software license revenue and (ii) service revenue, derived primarily from providing support, maintenance and consulting services to customers. Revenue from software licenses is recognized upon execution of a contract and completion of delivery obligations, provided that no uncertainties regarding customer acceptance exist, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue from support and maintenance services is recognized ratably over the contractual period. Payments for support and maintenance fees are generally made in advance and are nonrefundable. Revenue from consulting services is recognized as the related services are performed.

3.        Recent Accounting Developments

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements. SFAS 142 is effective for the Company on January 1, 2002 and requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangible assets into goodwill, the reassessment of the useful lives of existing recognized intangible assets, the reclassification of certain intangible assets out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

4.         Acquisition

     On March 27, 2001, the Company completed the acquisition of SSGI. As consideration for the acquisition of SSGI, the Company issued 2,000,000 shares of its common stock to SSGI stockholders with a value of $4,437,520 and provided for $500,000 of contingent payments to SSGI stockholders if the newly combined company achieves certain revenue targets over the next three years. These additional payments will be recorded as additional goodwill when, and if, achieved. Concurrent with the acquisition, the Company also discharged certain outstanding indebtedness owed to SSGI stockholders and other related parties through a $500,000 cash payment, the issuance of 114,036 shares of the Company's common stock with a value of $253,013, and the issuance of a $460,000 promissory note payable which bears interest at 10% per annum and is payable in two annual installments of $250,000 in 2002 and $210,000 in 2003. Direct costs associated with the acquisition totaled $475,000, consisting principally of accounting, legal and investment banking fees.

     The business combination was accounted for using the purchase method. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed at their fair values on the date of the acquisition, based on management's estimates and, with respect to the identifiable intangible assets, a professional appraisal. The excess of the purchase price over the amounts allocated to the assets acquired and liabilities assumed was recorded as goodwill. The purchase price, which includes amounts paid to discharge SSGI indebtedness, was allocated as follows (in thousands):

Current assets                                 $  945
Property and equipment                            179
Assembled workforce                               600
Developed technology                              557
Customer relationships                            733
Non-compete covenants                             541
Other long-term assets                             21
Current liabilities                            (1,797)
Deferred revenue                                 (916)
Goodwill                                        5,263
                                             ---------
                                               $6,126
                                             =========

     The following table summarizes the unaudited pro forma results of operations for the six months ended June 30, 2001 and 2000 as if the acquisition of SSGI had been completed on January 1, 2000. The unaudited pro forma data gives effect to the actual operating results prior to the acquisition, including adjustments primarily to reflect amortization of goodwill and other intangible assets acquired. These pro forma amounts do not purport to be indicative of actual results had the acquisition occurred on January 1, 2000 or that may be obtained in the future.

                                                 Six months ended June 30,
                                                     2001         2000
                                                 ----------    ----------
                                          (In thousands, except per share data)

Revenue                                              $3,214        $3,607

Loss before extraordinary item                       (4,356)       (3,758)
Loss per share before
 extraordinary item:

   Basic and Diluted                                  (0.46)        (0.52)

Net loss                                             (4,356)       (2,499)
Net loss per common share:
   Basic and Diluted                                 $(0.46)       $(0.34)

5.         Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. The components of inventory at June 30, 2001 and December 31, 2000 are as follows (in thousands):

                                                        Balance at,
                                             June 30, 2001   December 31, 2000
                                          -----------------  -----------------
           Raw materials                        $  189           $  195
           Work in process                         181              185
           Finished goods                          379              304
                                               -------           ------
                                                $  749           $  684
                                               =======           ======

6.         Goodwill and Other Intangible Assets

     Goodwill represents the excess of cost over the fair value of the net assets acquired in the purchase of SSGI (Note 4). Goodwill is amortized using the straight line method over 5 years. The cost of acquired identifiable intangible assets is amortized using the straight line method over the following useful lives: (i) developed technology - 5 years, (ii) customer relationships - 7 years, (iii) assembled workforce - 4 years, and (iv) non-compete covenants with former members of SSGI senior management - 2 years.

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations, including goodwill and other intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

7.         Comprehensive Income (Loss)

     The Company's comprehensive loss for the three and six months ended June 30, 2001 and 2000 was as follows (in thousands):

                                          Three months ended  Three months ended
                                             June 30, 2001      June 30, 2000
                                             --------------     --------------
                 Net loss                     $   (2,353)         $  (1,008)
                 Unrealized gain
                  on investments
                  available-for-sale                   5                -
                                             --------------     --------------
                 Total comprehensive loss     $   (2,348)         $  (1,008)
                                             ==============     ==============


                                            Six months ended   Six months ended
                                              June 30, 2001     June 30, 2000
                                             --------------     --------------
                 Net income loss            $   (3,731)         $  (  923)
                 Unrealized gain
                  on investments
                  available-for-sale                16                 14
                                             --------------     --------------
                 Total comprehensive loss   $   (3,715)         $  (  909)
                                             ==============     ==============

8.          Restructuring

     During October and December 2000, the Company terminated 12 employees and committed to pay severance benefits of $171,000. During 2000, $78,000 of the commitment was paid. During 2001, the remainder of $93,000 was paid.

     In March 2001, the Company eliminated four positions in the operations and marketing areas. These eliminations resulted in an accrual for severance pay of $72,000, all of which was paid during the quarter ended June 30, 2001.

Activity in the restructuring liability was as follows (in thousands):

                            Balance at                              Balance at
                           December 31,                  Cash        June 30,
                               2000        Expense     Payments        2001
                          -------------   ----------  -----------  ------------
Employee termination
 benefits                   $   93        $   72      $  (165)      $    -
                          =============   ==========  ==========   ============

9.          Bank Line of Credit

     As part of the acquisition of SSGI (Note 4), the Company assumed a line of credit with a bank. This line of credit provides a borrowing capacity of $500,000 and has a maturity date of December 10, 2001. This line requires an annual commitment fee of $2,500 and bears interest at the bank's base rate plus 5.5%. As of March 31, 2001, $474,000 was outstanding under the line of credit. During April 2001, the Company paid-down the outstanding balance and terminated the line of credit agreement.

10.          Early Retirement of Debt

     In March 2000, the Company repurchased, at a discount, $3,000,000 in aggregate principal amount of its outstanding 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes") for $1,680,000 in cash. As a result of this repurchase $61,000 of deferred financing fees were written off, and an extraordinary gain of $1,259,000 was reported in the condensed statement of operations for the three months ended March 31, 2000. These repurchases occurred in unsolicited open market transactions, with persons who are not affiliated to the Company.

11.       Segment Reporting

     During the quarter ended June 30, 2001 the Company's management modified its reportable segments as a result of the acquisition of SSGI (see Note 4). The Company has determined its reportable segments based on its method of internal reporting, which disaggregates its business by product category. The Company's reportable segments are (i) its radiation therapy business, which includes a shared salesforce for Symmetra I-125 seeds used for prostate brachytherapy treatments, software systems and support for the BrachyPro treatment planning systems used for prostate seed implants, and the suite of software and support products for external beam radiation therapy treatment planning, and (ii)the surgical products business, which includes the Cavermap surgical aid and fascia.

     The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies" in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The Company evaluates the performance of its operating segments based on operating results which represents income or loss before interest income and expense and extraordinary gain on early retirement of debt. There are no intersegment revenues.

     The tables below presents information about the Company's segments for the three months and six months ended June 30, 2001 and 2000. Asset information by segment is not reported, because the Company does not produce such information internally (in thousands):

                                   Radiation          Surgical
                                    Therapy           Products        Totals
                                  --------------     ---------      --------
Three months ended June 30, 2001

Revenues                             $   1,192         $   327         $1,519
Depreciation                               (22)             (3)          (25)
Loss from operations                    (1,323)           (308)       (1,631)

Three months ended June 30, 2000

Revenues                              $    274         $   960        $ 1,234
Depreciation                                (9)            (23)          (33)
Loss from operations                      (506)           (153)         (659)

     The following are reconciliations of the loss from operations amounts presented above to corresponding totals in the accompanying financial statements:

Three months ended June 30,                     2001          2000
--------------------------------------------------------------------
         Total for reportable segments      $  (1,631)    $    (659)
         Corporate                               (538)         (330)
         Interest income                           67           222
         Interest expense                        (251)         (241)
                                            ----------    ----------
            Loss before extraordinary
              gain on the early retirement
              of debt                       $  (2,353)    $  (1,008)
                                            ==========    ==========

     There were $0.1 million of international product sales for both radiation therapy and surgical products for the three months ended June 30, 2001. There were $0.1 million of international surgical product sales for the three months ended June 30, 2000, and $0 in international radiation therapy product sales for the three months ended June 30, 2000.

                                    Radiation         Surgical
                                    Therapy           Products       Totals
                                  --------------     ---------      --------
Six months ended June 30, 2001

Revenues                              $  1,663         $  845         $ 2,508
Depreciation                               (29)           (9)             (38)
Loss from operations                    (1,761)          (730)         (2,491)

Six months ended June 30, 2000

Revenues                              $    540         $1,695         $ 2,235
Depreciation                               (24)           (54)            (79)
Loss from operations                      (944)          (443)         (1,387)

     The following are reconciliations of the loss from operations amounts presented above to corresponding totals in the accompanying financial statements:

Six months ended June 30,                       2001          2000
--------------------------------------------------------------------
         Total for reportable segments      $  (2,491)    $  (1,387)
         Corporate                               (949)         (727)
         Interest income                          197           452
         Interest expense                        (488)         (520)
                                            ----------    ----------
            Loss before extraordinary
              gain on the early retirement
              of debt                       $  (3,731)    $  (2,182)
                                            ==========    ==========

     There were $0.1 million of international product sales for both radiation therapy and surgical products for the six months ended June 30, 2001. There were $0.2 million of international surgical product sales for the six months ended June 30, 2000, and $0 in international radiation therapy product sales for the six months ended June 30, 2000.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company for a three and six month period ended June 30, 2001. This discussion should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operation, Financial Statements of the Company and Notes thereto included in the Form 10-K for the fiscal year ended December 31, 2000.

     This Management's Discussion and Analysis should also be read incorporating "Risk Factors" included elsewhere in this Prospectus.

      Overview

     The Company is dedicated to providing highly effective and efficient cancer treatment options that will improve both the longevity and quality of life for worldwide cancer patients. The Company markets a portfolio of products including : treatment planning software systems and support for external beam therapy and brachytherapy, Symmetra I-125 radioactive seeds used in a brachytherapy procedure to treat localized prostate cancer, and CaverMap Surgical Aid, available to aid physicians in preserving vital nerves during prostate cancer surgery. The Company also continues to dedicate resources to the development and/or acquisition of product lines that fit into its strategic platform.

     On March 27, 2001, the Company acquired SSGI Prowess Systems Inc. ("SSGI"). SSGI, founded in 1987 by Philip Heintz, PhD, and headquartered in Chico, California, is a privately held company that develops cancer treatment planning software. SSGI is a leader in the field of treatment planning for brachytherapy, a rapidly growing treatment modality for prostate cancer.

    SSGI offers a network for radiation therapy planning that combines affordability with many advanced high technological features. By utilizing a Windows NT software platform, SSGI systems provide radiation oncology sites with advanced expansion capabilities through unmatched planning system flexibility and low cost additional workstation licenses. SSGI's market penetration in the field of brachytherapy treatment planning is strong; this is an area in which the combined company plans to expand throughout the world. The newly combined company will also capitalize on the external beam therapy market worldwide by solidifying key distribution partnerships.

     As consideration for the SSGI acquisition, UroMed issued 2,000,000 shares of its common stock to SSGI stockholders and will provide for $500,000 of contingent payments to SSGI stockholders if the newly combined company achieves certain revenue targets over the next three years. UroMed also discharged certain outstanding indebtedness owed to SSGI stockholders and other related parties through a $500,000 cash payment, the issuance of 114,036 shares of UroMed common stock, and the issuance of a $460,000 promissory note payable in two annual installments in 2002 and 2003. The common stock has been registered with the SEC for resale and most of the shares will be subject to limitations on the number of shares that can be sold in any year. The transaction was accounted for under the purchase method during the quarter ended March 31, 2001. The results of operations of SSGI are included with those of the Company from the date of the acquisition.

                              Results of Operations

     Three and Six Months Ended June 30, 2001 Compared to Three and Six Months Ended June 30, 2000

      Revenues

     The Company's product revenues were $1.2 million for both the quarter ended

June 30, 2001 and the quarter ended June 30, 2000. The quarter ended June 30, 2001 includes revenues of: $0.4 million of combined external beam therapy and brachytherapy treatment planning software systems, $0.5 million of Symmetra I-125 seeds, and $0.3 million of CaverMap. These compare to 2000 revenues of:
$0.2 million of Symmetra I-125 seeds, $0.6 million of CaverMap, and $0.4 million in fascia revenues as a result of large orders from a distributor. The 2001 decreases in CaverMap and fascia revenues are the result of a shift in salesforce focus to the radiation therapy business.

     The Company's product revenues were $2.2 million for both the six months ended June 30, 2001 and the six months ended June 30, 2000. The six months ended June 30, 2001 includes revenues of: $0.4 million of combined external beam therapy and brachytherapy treatment planning software systems, $1.0 million of Symmetra I-125 seeds, and $0.8 million of CaverMap. These compare to 2000 revenues of: $0.5 million of Symmetra I-125 seeds, $1.3 million of CaverMap, and $0.4 million in fascia revenues as a result of large orders from a distributor. The 2001 decrease in CaverMap and fascia revenues is the result of a shift in salesforce focus to the radiation therapy business.

     The Company's $0.3 million of service revenues for the three and six months ended June 30, 2001 is the result of software support and maintenance services, which relates to the SSGI product line which the Company acquired on March 27, 2001. Service revenues have been recognized ratably over the relevant contractual periods. Payments for support and maintenance fees are generally made in advance and are nonrefundable. Revenue from consulting services is recognized as the related services are performed.

      Cost of revenues

     Cost of product revenues increased 4% to $1.1 million from $1.0 million for the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The primary reason for the increase in 2001 was the increase in overall variable materials costs for Symmetra I-125 seeds.

     Cost of product revenues increased 7% to $1.9 million from $1.8 million for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The primary reason for the increase in 2001 was the increase in overall variable materials costs for Symmetra I-125 seeds.

     Cost of service revenues were $0.1 million for both the three and six months ended June 30, 2001. This represents primarily the labor costs associated with providing customer technical support to users of the Company's software.

      Operating Expenses

     Research and development expenses increased 63% to $0.6 million from $0.3 million for the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The major component of the increase is salaries and related expenses for the physicists and software developers as a result of the SSGI acquisition.

     Research and development expenses increased 25% to $0.8 million from $0.6 million for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The major component of the increase in salaries and related expenses for the physicists and software developers as a result of the SSGI acquisition.

     Marketing and sales expenses increased 57% to $1.0 million from $0.6 million for the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The major components of the increase are the salaries and travel expenses due to an increased number of direct salespeople and field application specialists as a result of the SSGI acquisition.

     Marketing and sales expenses increased 30% to $1.7 million from $1.3 million for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The major components of the increase are the salaries and travel expenses due to an increased number of direct salespeople and field application specialists as a result of the SSGI acquisition.

     General and administrative expenses increased 176% to $0.6 million from $0.2 million for the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The increase is due to including in the prior year the offsetting effect of a cash receipt of $0.2 million for assets previously written off, and current year increases of $0.1 million in both salaries, consulting and professional fees.

     General and administrative expenses increased 54% to $1.0 million from $0.7 million for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The increase is due to including in the prior year the offsetting effect of a cash receipt of $0.2 million for assets previously written off, and a current year increases of $0.1 million in consulting and professional fees.

     Restructuring

     In March 2001, to reduce operating costs, the Company eliminated four positions in the operations and marketing areas. These eliminations resulted in an accrual for severance pay of $72,000, all of which was paid during the quarter ended June 30, 2001.

     Interest income and interest expense

     Interest income decreased 70% to $0.1 million from $0.2 million in the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The decrease was attributable to the reduction of the Company's investment portfolio as a result of funding the Company's operations, its acquisition of SSGI and advances made to SSGI prior to the acquisition.

     Interest expense increased 4% to $0.3 million from $0.2 million in the quarter ended June 30, 2001 as compared to the quarter ended June 30, 2000. The slight increase is attributable to interest on the line of credit.

     Interest income decreased 56% to $0.2 million from $0.5 million in the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The decrease was attributable to the reduction of the Company's investment portfolio as a result of funding the Company's operations, its acquisition of SSGI and advances made to SSGI prior to the acquisition.

     Interest expense decreased 6% to $0.49 million from $0.52 million in the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The decrease was attributable to the reduction in outstanding Notes due to repurchases thereof during 2000, partially offset by interest on the line of credit.

     Extraordinary gain on early retirement of debt

     In March 2000, the Company repurchased, at a discount, portions of its outstanding Notes. This repurchase occurred in open market transactions with persons who are not affiliated to the Company.

     The Company repurchased $3.0 million in aggregate principal amount of its Notes for $1.7 million in cash. As a result of this repurchase, an extraordinary gain of $1.3 million was reported in the condensed statement of operations for the six months ended June 30, 2000.

                        Liquidity and Capital Resources

     Cash and short-term investments totaled $5.8 million at June 30, 2001 compared to $10.2 million at December 31, 2000. At June 30, 2001, the Company's funds were invested in corporate debt obligations and money market funds.

     Net cash used in operating activities of $3.0 million during the six months ended June 30, 2001 was primarily a result of the net loss for the period.

     Net cash provided by investing activities of $0.2 million during the six months ended June 30, 2001 was due primarily to net sales of short-term investments, offset by funding the cash portion of the acquisition of SSGI.

     Net cash used in financing activities was $0.5 million during the six months ended June 30, 2001, as a result of $474,000 repayment of a line of credit and $13,000 due to the exercise of stock options.

     In October 1996, the Company completed the sale of $69.0 million of its Notes. In March 2000, the Company repurchased $3.0 million of Notes for $1.7 million. Through June 2001, the Company repurchased a total of $54.6 million in aggregate principal amount of its Notes resulting in an outstanding principal balance of the Notes at June 30, 2001 of $14.4 million. The Company is considering from time to time additional repurchases of its Notes. Any repurchases of Notes may be made on the open market or in privately negotiated transactions. The Company plans to fund such purchases from its working capital.

     The Board of Directors of the Company authorized a Common Stock repurchase program in 1999 (the "Repurchase Program"). The Company is authorized to repurchase up to one million shares of the outstanding Common Stock, from time to time, subject to prevailing market conditions. As of June 30, 2001, the Company has repurchased approximately 240,000 shares of its Common Stock for $573,000 as part of the Repurchase Program. Purchases pursuant to the Repurchase Program may be made on the open market or in privately negotiated transactions. The Company plans to fund such purchases from its working capital. The Company did not repurchase any common stock during the six months ended June 30, 2001 and 2000.

     The Company currently anticipates that its available cash will be sufficient to meet its anticipated working capital and capital expenditure requirements through June 30, 2002. The Company's future beyond June 30, 2002 is dependent upon its ability to achieve break-even or positive cash flows from operations, to leverage the acquisition of SSGI, and/or to obtain additional funding. There is no assurance that the Company will be able to achieve break-even or positive cash flows or that it will be successful in obtaining additional funding on terms acceptable to the Company, if at all.

     Recent Accounting Developments

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements. SFAS 142 is effective for the Company on January 1, 2002 and requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangible assets into goodwill, the reassessment of the useful lives of existing recognized intangible assets, the reclassification of certain intangible assets out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

     The Company does not use derivative financial instruments. Less than 10% of the Company's sales for the six months ended June 30, 2001 were to foreign customers, primarily in Europe and Asia. All such foreign sales are denominated in U.S. dollars. The Company believes, based on a hypothetical ten percent adverse movement in foreign currency exchange rates for the European Euro, the potential losses in future earnings and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                             BACKGROUND INFORMATION

The following unaudited pro forma combined statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001 have been prepared to reflect the acquisition by UroMed of SSGI Prowess Systems, Inc. ("SSGI"). SSGI, founded in 1987 and headquartered in Chico, California, was a privately held company that develops and licenses cancer treatment planning software. SSGI focuses on the field of treatment planning for brachytherapy, a rapidly growing treatment of modality for prostate cancer.

In consideration for the acquisition of SSGI, UroMed issued 2,000,000 shares of its common stock to SSGI stockholders with a value of $4,438,000 and provided for $500,000 of contingent future cash payments to SSGI stockholders if the newly combined companies achieve certain revenue targets over the three years following the acquisition. Concurrent with the acquisition, UroMed discharged certain outstanding indebtedness owed to SSGI stockholders and other related parties through a $500,000 cash payment, the issuance of 114,036 shares of UroMed's common stock with a value of $253,000, and the issuance of a $460,000 promissory note payable. Direct costs associated with the acquisition totaled $475,000, consisting principally of accounting, legal and investment banking fees.

Under purchase accounting, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values. The effects of recording the purchase accounting for SSGI are reflected in the balance sheet of UroMed as of June 30, 2001 included in UroMed's quarterly report on Form 10-Q for the quarter ended June 30, 2001. A summary of the purchase accounting is as follows:

          Consideration:
             Stock                                         $4,691,000
             Cash                                             500,000
             Promissory note                                  460,000
             Transaction costs                                475,000
                                                         -------------
          Total consideration                               6,126,000
                                                         =============
          Allocated to:

             Net tangible assets (liabilities) acquired  $(1,568,000)
             Developed Technology                             557,000
             Assembled Workforce                              600,000
             Non-compete Covenants                            541,000
             Customer Relationships                           733,000
             Goodwill                                       5,263,000
                                                         -------------
          Total                                            $6,126,000
                                                         =============

The unaudited pro forma combined financial information assumes that the acquisition occurred on January 1, 2000. The unaudited pro forma combined financial information is based on the historical financial statements of UroMed and SSGI, giving effect to the transaction under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the unaudited pro forma combined financial information.

The pro forma adjustments are based upon estimates, currently available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial information does not purport to be indicative of the results of operations that would have been attained had the acquisition been in effect on January 1, 2000 nor of future results of operations of UroMed. The unaudited pro forma combined statements of operations should be read in conjunction with the separate audited financial statements and notes thereto of UroMed included in its Annual Report on Form 10-K for the year ended December 31, 2000, the unaudited financial information included in UroMed's Form 10-Q for the quarter ended June 30, 2001 and the audited financial statements and notes thereto of SSGI included in UroMed's Current Report on Form 8-K/A dated March 26, 2001.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                UroMed       SSGI       Adjustments             Pro Forma
                                             --------------------------------------------------------------------
 Revenues:
   Product                                         $4,307      $2,986                                $7,293
   Services                                             -         785                                   785
                                             --------------------------------------------------------------------
 Total revenues                                     4,307       3,771                                 8,078
                                             --------------------------------------------------------------------
 Costs and expenses:
   Cost of product revenues                         4,227       1,134                                 5,361
   Cost of services revenues                            -         126                                   126
   Research and development                         1,476       1,423                                 2,899
   Marketing and sales                              3,008       1,317                                 4,325
   General and administrative                       1,555         678                                 2,233
   Amortization of goodwill
    and other intangibles                               -           -           1,681  (a)            1,681
   Restructuring                                      171           -                                   171
                                             --------------------------------------------------------------------
  Total costs and expenses                         10,437       4,678           1,681                16,796
                                             --------------------------------------------------------------------
 Loss from operations                              (6,130)       (907)         (1,681)               (8,718)
 Interest income (expense), net                      (146)       (229)            (71)  (b),(d)        (446)
                                             --------------------------------------------------------------------
 Loss before extraordinary
   gain on early retirement
   of debt                                        $(6,276)    $(1,136)        $(1,752)              $(9,164)
                                             ====================================================================
 Loss before extraordinary gain
   on early retirement of debt per share:
   Basic and diluted                               ($1.21)                                           ($1.26) (e)
 Shares used to compute loss before
   extraordinary gain on early retirement
   of debt per share:
   Basic and diluted                                5,173                                             7,279  (e)

          The accompanying notes are an integral part of this unaudited pro forma combined financial information

                               UROMED CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE SIX MONTHS ENDED JUNE 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             UroMed              SSGI       Adjustments              Pro Forma
                                                    ------------------------------------------------------------------------------
 Revenues:
   Product                                                   $2,201              $451                                  $2,652
   Services                                                     307               255                                     562
                                                    ------------------------------------------------------------------------------
 Total revenues                                               2,508               706                                   3,214
                                                    ------------------------------------------------------------------------------
 Costs and expenses:
   Cost of product revenues                                   1,875               109                                   1,984
   Cost of services revenues                                     61                80                                     141
   Research and development                                     814               290                                   1,104
   Marketing and sales                                        1,669               375                                   2,044
   General and administrative                                 1,017                38                                   1,055
   Amortization of goodwill
    and other intangible assets                                 440                 -               399(a)                839
   Restructuring                                                 72                 -                                      72
                                                    ------------------------------------------------------------------------------
  Total costs and expenses                                    5,948               892               399                 7,239
                                                    ------------------------------------------------------------------------------
 Loss from operations                                        (3,440)             (186)             (399)               (4,025)
 Interest income (expense), net                                (291)              (40)              (15)(b),(c),(d)      (346)
                                                    ------------------------------------------------------------------------------
 Net loss                                                   ($3,731)            ($226)            ($414)              ($4,371)
                                                    ==============================================================================
 Loss per common share:
   Basic and diluted                                         ($0.59)                                                   ($0.52)(e)
 Shares used to compute loss per share:
   Basic and diluted                                          6,326                                                     8,440 (e)

          The accompanying notes are an integral part of this unaudited pro forma combined financial information

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma combined statements of operations have been prepared as if the acquisition had occurred on January 1, 2000 and reflect the following pro forma adjustments:

                  (a) To record amortization of the acquired goodwill and other intangible assets using the straight line method, assuming the following useful lives: developed technology - 5 years, assembled workforce - 4 years, customer relationships - 7 years, non-compete covenants - 2 years, and goodwill - 5 years.

                  (b) To record interest expense on the $460,000 promissory note issued to an SSGI stockholder, which bears an interest rate of 10% per annum. The note is payable in two annual installments of $250,000 in 2002 and $210,000 in 2003; as such, interest expense on the note was estimated as follows: (i) year one - $46,000 and (ii) year two - $21,000. The related increase to the Company's interest expense on a pro forma basis for the year ended December 31, 2000 and the six months ended June 30, 2001 is $46,000 and $5,000, respectively.

                  (c) To record a reduction in the Company's interest income resulting from the first year payment of the promissory note of $250,000 plus accrued interest of $46,000 on January 1, 2001. The reduction to the Company's interest income on a pro forma basis for the six months ended June 30, 2001 is $4,000 at an assumed annual interest rate of 5.0%.

                  (d) To record a reduction in the Company's interest income resulting from the $500,000 cash payment at the time of closing. The reduction to the Company's interest income on a pro forma basis for the year ended December 31, 2000 and the six months ended June 30, 2001 is $25,000 and $6,000, respectively, at an assumed annual interest rate of 5.0%.

                  (e) The pro forma combined net loss per share reflects: (i)
                      the issuance of 2,000,000 shares of common stock to SSGI stockholders as consideration for the acquisition as if the shares were issued on January 1, 2000 and (ii) the issuance of 114,036 shares of common stock to discharge certain outstanding indebtedness owed to SSGI stockholders and other related parties, on a weighted average basis as if the shares were issued at the time the loans were made.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered pursuant to this registration statement by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common stock of UroMed as of May 23, 2001, by each of the selling stockholders. The selling stockholders covered by this prospectus are persons who received UroMed common stock in connection with our acquisition of SSGI on March 27, 2001.

     Our registration of the shares of common stock covered by this prospectus does not necessarily mean that the selling stockholders will sell all or any of the shares. The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with UroMed or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming each selling stockholder sells all of their shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided to UroMed any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.


                                                             SHARES
                                SHARES                       BENEFICIALLY
                                BENEFICIALLY                 OWNED
                                OWNED        NUMBER          AFTER OFFERING(1)
                                PRIOR TO     OF SHARES       -----------------
NAME OF SELLING STOCKHOLDER     OFFERING (1) BEING OFFERED   NUMBER    PERCENT
---------------------------     ------------ -------------   ------    -------
Heintz Family Trust - 1997 (2)  2,000,000      2,000,000    2,000,000    27.32%
Philip Heintz (3)               2,000,000      2,000,000    2,000,000    27.32%
Lillian Heintz (3)              2,000,000      2,000,000    2,000,000    27.32%
L. Lee Potts (4)                   79,578         79,578       79,578     1.09%
Stephen C. Awe                     21,556         21,556       21,556       *
Bret H. Heintz                      8,553          8,553        8,553       *
Mark D. Rollin                      4,347          4,347        4,347       *


* Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended.

(2) These shares are held in the name of the Heintz Family Trust - 1997 of which Philip Heintz is a trustee. Mr. Heintz is an officer of UroMed and has been a member of the board of directors of UroMed since March 27, 2001.

(3) These shares are held in the name of the Heintz Family Trust - 1997, of which this individual is one of two trustees.

(4)  Mr. Potts is an Executive Vice President of UroMed.

                              PLAN OF DISTRIBUTION

         The selling stockholders or their donees, pledgees, transferees and other successors in interest may sell or distribute the shares of common stock described in this prospectus directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents as follows:

     o from time to time in one or more transactions, which may involve block transactions;

     o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Over the Counter Bulletin Board,

     o    in transactions otherwise than in the over-the-counter market; or

     o    in the over-the-counter market,

     o    in private transactions,

     o    by pledge to secure debts and other obligations;

     o    through options, or

     o    a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     Any of these transactions may be effected at market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed price in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, brokers, dealers or agents, the selling stockholders may compensate these underwriters, brokers, dealers or agents in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of securities for whom they may act as agent. These compensatory discounts, concessions or commissions may be in excess of those customary in the types of transactions involved as to particular underwriters, brokers, dealers or agents. The selling stockholders and any brokers, dealers or agents that participate in the distribution of the shares of common stock described in this prospectus may be deemed to be underwriters, and any profit on the sale of such shares by them and any discounts, concessions or commissions received by any of these underwriters, brokers, dealers or agents may constitute underwriting discounts and commissions under the Securities Act of 1933.

     Under the Registration Rights and Voting Agreement dated as of March 27, 2001 among the Company and certain of the selling stockholders, each of Philip Heintz, Lillian Heintz and the Heintz Family Trust have agreed not to sell or otherwise transfer any of their shares of common stock for 120 days after March 27, 2001. In addition, each of Philip Heintz, Lillian Heintz and the Heintz Family Trust have agreed not to sell or otherwise transfer more than 25% of the shares of common stock held by them in any twelve month period.

     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, the selling stockholders and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     We will pay all of the expenses incident to the registration, offering and sale of the shares of common stock described in this prospectus to the public hereunder, estimated at $29,550, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The selling stockholders will pay all such underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of any of the shares of common stock described herein by the selling stockholders.

                                  LEGAL MATTERS

     Bingham Dana LLP, Boston, Massachusetts has given its opinion that the shares offered in this prospectus have been validly issued and are fully paid and non-assessable.

                                     EXPERTS

     The financial statements of UroMed Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K of UroMed Corporation for the year ended December 31, 2000 and the financial statements of SSGI Prowess Systems, Inc. incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of UroMed Corporation filed on May 25, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INFORMATION ACCOMPANYING THE PROSPECTUS

     This prospectus is accompanied by a copy of our Annual Report on Form
10-K for the year ended December 31, 2000. The information provided by Part I of our Form 10-Q filed on August 14, 2001 for the quarter ending June 30, 2001 is included in this prospectus.

                       WHERE YOU CAN GET MORE INFORMATION

     UroMed is subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov. The common stock of UroMed is listed on the Over the Counter Bulletin Board, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

              CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. UroMed has filed a Registration Statement on Form S-2 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-2, as permitted by the SEC. Refer to the Registration Statement on Form S-2, including the exhibits, for further information about UroMed and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

     We incorporate by reference the documents listed below.

     o Our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated May 21, 2001.

     o    Amendment to our Proxy Statement, dated May 24, 2001.

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

     o Our Current Report on Form 8-K dated March 26, 2001 regarding our acquisition of SSGI.

     o Our Current Report on Form 8-K/A dated March 26, 2001 regarding our acquisition of SSGI.

     o The description of the common stock contained in the Company's Registration Statement on Form S-1 filed with the SEC under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     Upon request, UroMed will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by UroMed with the SEC pursuant to the Exchange Act of 1934. You should direct a request for such copies to: Investor Relations, UroMed Corporation, Providence Highway, Norwood, Massachusetts 02194, 781.762.2080.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. Neither this prospectus nor any prospectus supplement is an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction where an offer or solicitation is not permitted. No sale made pursuant to this prospectus shall, under any circumstances, create any implication that there has not been any change in the affairs of UroMed since the date of this prospectus.


         TABLE OF CONTENTS

                                PAGE

Risk Factors.................     3

Forward-Looking Statements...     7

UroMed Corporation...........     8

Recent Financial Information.     9

Management's Discussion and
Analysis of Financial Condition
and Results of Operations....    19

Unaudited Pro Forma Combined
Financial Information            23

Use of Proceeds..............    27

Selling Stockholders.........    27

Plan of Distribution.........    28

Legal Matters................    29

Experts......................    29

Information Accompanying
  the Prospectus.............    29

Where You Can Get More
Information..................    29

Certain Information We Are
Incorporating By Reference...    29


     2,114,034 SHARES

    UROMED CORPORATION

      COMMON STOCK

   -------------------

       PROSPECTUS

      AUGUST 29, 2001

   -------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the listing fee are estimated):


     SEC Registration Fee                                  $  1,050
     Fees of Registrar and Transfer Agent                     1,000*
     Legal Fees and Expenses                                 15,000*
     Accountants' Fees and Expenses                           7,500*
     Miscellaneous Costs                                    $ 5,000*

              Total                                         $29,550


*   Estimates

     All expenses in connection with the issuance and distribution of the securities being offered shall be borne by UroMed.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of Chapter 156B of the Massachusetts General Laws provides a statutory framework covering indemnification of directors, officers and employees against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors or officers. In addition, Article 28 of our Amended and Restated By-Laws provides for indemnification of UroMed's directors, officers and employees.

     Section 67 and UroMed's Amended and Restated By-Laws generally provide that a director, officer or employee of the Company shall be indemnified by us for all expenses and liabilities incurred by any of them in certain stated proceedings and under certain stated proceedings.

     UroMed's Articles of Organization also incorporate certain provisions permitted under the Massachusetts General Laws relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in certain circumstances. These provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

ITEM 16. EXHIBITS

EXHIBITS

2.1 Merger Agreement and Plan of Merger and Reorganization, dated as of March 26, 2001 by and among UroMed Corporation, Providence Merger Corporation, SSGI, the stockholders of SSGI and the Heintz Family Trust - 1997. *(a) (filed as Exhibit No. 2.1)

3.1 Amended and Restated By-Laws of the Registrant. * (b) (filed as Exhibit No. 3.2)

3.2 Restated Articles of Organization of the Registrant. * (c) (filed as Exhibit No. 3.3)

4.3 Amended and Restated Registration Rights Agreement dated as of September 15, 1993 among the Registrant and certain of its security holders. * (b) (filed as Exhibit No. 10.1)

4.4 Registration Rights Agreement, dated as of May 9, 1996, among the Registrant and certain of its security holders. * (d) (filed as Exhibit No. 4.4)

4.5 Indenture, dated as of October 15, 1996, between the Registrant, as issuer, and State Street Bank and Trust Company, as Trustee. *(e) (filed as Exhibit No. 10.1)

4.6  Rights Agreement, dated as of July 2, 1997. * (f) (filed as Exhibit No. 1)

4.7  Amendment to Rights Agreement, dated as of March 26, 2001.*(g)

4.8 Registration Rights and Voting Agreement, dated as of March 27, 2001, by and among UroMed Corporation, Providence Merger Corporation, the stockholders of SSGI, Philip Heintz and the Heintz Family Trust - 1997.* (filed with Exhibit 13.2)

5.   Opinion of Bingham Dana LLP, counsel to UroMed.*(g)

13.1 Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.**

13.2 Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2001.**

23.1 Consent of Bingham Dana LLP (included in Exhibit 5).*(g)

23.2 Consent of PricewaterhouseCoopers LLP.

24.1 Power of Attorney.*(g)

All exhibit descriptions followed by an asterisk (*) were previously filed with the Securities and Exchange Commission (the "SEC") as Exhibits to, and are hereby incorporated by reference from, the document to which the letter in parentheses following the asterisk corresponds, as set forth below. The Exhibit number of the document in that previous filing is indicated in parentheses after the incorporation by reference code.

     (a) Registrant's Current Report on Form 8-K filed on March 29, 2001.

     (b) Registrant's Registration Statement on Form S-1, as amended, (Registration No. 33-74282).

     (c) Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1994.

     (d) Registrant's Registration Statement on Form S-3 (File No. 333-03843) filed May 16, 1996.

     (e) Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1996.

     (f) Registrant's Registration Statement on Form 8-A (File No. 000-23266) filed July 2, 1997

     (g) Registrant's Registration Statement on Form S-3 filed on May 25, 2001 as amended on Form S-2 filed July 2, 2001 (File No. 333-61718).

      + An unexpired order granting confidential treatment to deleted portions of Exhibit 4.6 was issued on January 26, 1996.

     **  Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, UroMed Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Norwood in the Commonwealth of Massachusetts, on this 29th day of August, 2001.

                                       UROMED CORPORATION

                                       By: /S/ DOMENIC C. MICALE
                                           ------------------------------------
                                           Domenic C. Micale,
                                           Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

        SIGNATURE               TITLE                            DATE

           *               Chief Executive Officer, President
-------------------------  (Principal Executive Officer) and   August 29, 2001
Daniel Muscatello          Director

           *
-------------------------  Director                            August 29, 2001
John G. Simon

           *
-------------------------  Director                            August 29, 2001
Elizabeth B. Connell, MD

           *
-------------------------  Director                            August 29, 2001
Richard A. Sandberg

           *
-------------------------  Director                            August 29, 2001
Thomas F. Tierney

           *
-------------------------  Director                            August 29, 2001
E. Kevin Hrusovsky

           *
-------------------------  Director                            August 29, 2001
Phillip Heintz

           *               Chief Financial Officer, Treasurer
-------------------------  (Principal Accounting Officer and   August 29, 2001
Dominic C. Micale          Principal Financial Officer)

*By: /s/ Domenic C. Micale
    -----------------------------------
    Domenic C. Micale, Attorney-in-Fact

                                  EXHIBIT INDEX

     2.1 Merger Agreement and Plan of Merger and Reorganization, dated as of March 26, 2001 by and among UroMed Corporation, Providence Merger Corporation, SSGI, the stockholders of SSGI and the Heintz Family Trust - 1997.* (a) (filed as Exhibit No. 2.1)

     3.1 Amended and Restated By-Laws of the Registrant.* (b) (filed as Exhibit No. 3.2)

     3.2 Restated Articles of Organization of the Registrant.* (c) (filed as Exhibit No. 3.3)

     4.3 Amended and Restated Registration Rights Agreement dated as of September 15, 1993 among the Registrant and certain of its security holders.* (b) (filed as Exhibit No. 10.1)

     4.4 Registration Rights Agreement, dated as of May 9, 1996, among the Registrant and certain of its security holders.* (d) (filed as Exhibit No. 4.4)

     4.5 Indenture, dated as of October 15, 1996, between the Registrant, as issuer, and State Street Bank and Trust Company, as Trustee.* (e) (filed as Exhibit No. 10.1)

     4.6  Rights Agreement, dated as of July 2, 1997.* (f) (filed as
          Exhibit No. 1)

     4.7  Amendment to Rights Agreement, dated as of March 26, 2001.* (g)

     4.8 Registration Rights and Voting Agreement, dated as of March 27, 2001, by and among UroMed Corporation, Providence Merger Corporation, the stockholders of SSGI, Philip Heintz and the Heintz Family Trust - 1997.* (filed with Exhibit 13.2)

     5.   Opinion of Bingham Dana LLP, counsel to UroMed.* (g)

     13.1 Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000**

     13.2 Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2001**

     23.1 Consent of Bingham Dana LLP (included in Exhibit 5).* (g)

     23.2 Consent of PricewaterhouseCoopers LLP.

     24.1 Power of Attorney.* (g)

All exhibit descriptions followed by an asterisk (*) were previously filed with the Securities and Exchange Commission (the "SEC") as Exhibits to, and are hereby incorporated by reference from, the document to which the letter in parentheses following the asterisk corresponds, as set forth below. The Exhibit number of the document in that previous filing is indicated in parentheses after the incorporation by reference code.

     (a) Registrant's Current Report on Form 8-K filed on March 29, 2001.

     (b) Registrant's Registration Statement on Form S-1, as amended, (Registration No. 33-74282).

     (c) Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1994.

     (d) Registrant's Registration Statement on Form S-3 (File No. 333-03843) filed May 16, 1996.

     (e) Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1996.

     (f) Registrant's Registration Statement on Form 8-A (File No. 000-23266) filed July 2, 1997.

     (g) Registrant's Registration Statement filed on Form S-3 on May 25, 2001 as amended on Form S-2 filed on July 2, 2001 (File No. 333-61718).

     + An unexpired order granting confidential treatment to deleted portions of Exhibit 4.6 was issued on January 26, 1996.

    **   Previously filed.